AMENDED ASSIGNMENT AGREEMENT

THIS AMENDED ASSIGNMENT OF LICENSING AGREEMENTS (the “Agreement”) entered into this 15th  day of September, 2012, by and between Tellus Engineering Ltd. (Business Registration Number 1509522), Hong Kong corporation whose address is 7/F, Kin On Commercial Building 49-51 Hong Kong (the “Assignor”),  Fresh Traffic Group Inc.  (Business Registration Number E0206632007-4), a Nevada corporation, whose address is 4960 S. Gilbert Road, Suite 1-111, Chandler, AZ 85249 (the “Assignee”);

WHEREAS, on June 19, 2012 the  Assignor and the Assignee entered into an Assignment Agreement for the  licensing agreements for North American and the Balkans granted by Assignor from OOO” SGPStroy” (the “Licensing Agreements”) for certain technology models defined as AIST-200, AIST-1000, AIST-1300 and other future modifications/improvement of the AIST base model more particularly described in Schedules A and B to the Assignment Agreement.

WHEREAS, the parties to the Assignment Agreement had agreed to issue a total of 40,000,000 post-split restricted  shares of the common stock of Assignee  of which 10,000,000 was to be issued to Assignor and 30,000,000 (the “Inoculent Shares”)  were to be issued at the direction of Assignor to Inoculent Biotech (Holdings) Corporation, a Hong Kong corporation with its registered office at  A 102, 10/F, Tung Nam Factory Building, 40 Ma Tau Kok Road, Tokwawan, Kowloon, Hong Kong.

WHEREAS, the Assignment Agreement failed to reference the issuance of the Inoculent Shares and the Assignor and Assignee wish to amend the Assignment Agreement by way of this Amended Assignment Agreement to reflect the issuance of the Inoculent Shares.

               NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, the Parties hereto agree as follows:

Section 1.2.1  shall be amended to read as follows:

1.2.1              Share Consideration.  The share consideration to be issued to Assignor upon the Closing of the acquisition by way of the assignment of the Licensing Agreements to Assignee shall be 40,000,000 post-split  restricted shares of the common stock of Assignee of which 10,000,000 are to be issued to Assignor and 30,000,000 are to be issued to Inoculent Biotech (Holdings) Corporation.

All other terms, conditions and representations in the Assignment Agreement shall remain as written and be of full force and effect unless waived.  Only the sections referenced in this Amended Assignment Agreement shall be amended as written herein.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

INTENTIONALLY LEFT BLANK

DATED this 15th day of September, 2012

FRESH TRAFFIC GROUP, INC.
(Assignee)

Per:   /s/ W. Scott Lawler

Name: W. Scott Lawler
Title: Secretary
I have authority to bind the Company.

TELLUS ENGINEERING LTD.
 (Assignor)

Per: /s/ Stephen Huyhn

Name:  Stephen Huyhn
Title: President
I have authority to bind the Company.